Exhibit 99.1

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Positioned as a “Category Leader” in Chartis RiskTech QuadrantTM
For Anti-Money Laundering Solutions 2013

NICE Actimize positioned highest in the industry for "Completeness of Offering" among global vendor landscape with its full lifecycle monitoring, from onboarding to transaction and sanctions monitoring capabilities

NEW YORK – May 2, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that the company was positioned as a Category Leader in the Chartis RiskTech QuadrantTM for Anti-Money Laundering Solutions. Additionally, its suite of Anti-Money Laundering solutions received the highest position in terms of “completeness of offering” within the global vendor landscape. Chartis provides research and analysis on the global market for risk management technology.

The report, which covers the competitive market landscape of AML vendors and technologies, uses Chartis’s proprietary RiskTech Quadrant™ to explain the structure of the market. The RiskTech Quadrant™ uses a comprehensive methodology of in-depth independent research and a scoring system to explain which technology solutions meet an organization’s needs.

According to the Chartis report, there is a significant long-term trend towards increased AML regulations and stricter supervision. Chartis notes that financial institutions need to be able to cope with more screening, a higher volume of watch-list names, and stricter regulation.

"In updating their AML systems, financial institutions are looking to take advantage of recent innovations, such as more advanced analytics and real-time technologies,” said Peyman Mestchian, Managing Partner at Chartis Research. “NICE Actimize’s ongoing investment in product and service innovation has positioned it a leader in AML solutions.”

"The anti-money laundering regulatory environment has evolved dramatically in the past few years. We are seeing unprecedented requirements and penalties worldwide," said Amir Orad, president and CEO of NICE Actimize. "NICE Actimize remains committed to ongoing investments that will enable firms to address the increasingly challenging regulatory landscape. We are honored that our commitment, global leadership and deep expertise has once again been recognized by Chartis.”

Chartis defines ‘Category Leaders’ as those risk technology vendors that “have the necessary depth and breadth of functionality, technology, and content, combined with the organizational characteristics to capture significant market share by volume and value.” Additionally, the report states, Category Leaders can address the needs of very large clients with complex risk management and technology requirements, as well as addressing the needs of smaller clients with standardized requirements looking for integrated solutions from a single vendor.

In establishing the criteria for the “completeness of offering” designation, Chartis considered five critical attributes including depth of functionality, which included level of sophistication, detailed features and user-friendliness; breadth of functionality; data management and technology.

The Actimize Anti-Money Laundering solutions suite offers end-to-end coverage of anti-money laundering regulations, and includes full lifecycle monitoring from onboarding to transaction and sanctions monitoring capabilities. The suite combines focused models, rules and profiles with advanced analytics to help financial institutions comply with anti-money laundering regulations from agencies around the world, and covering such additional functions as identification of suspicious activities and high-risk customers. The Actimize FATCA Compliance solution enables complete lifecycle assessment to identify, manage, and report on the FATCA status of customers, business entities, and owners. The company’s proven expertise and packaged offerings are dedicated to banking, securities, insurance and regulatory bodies.

About Chartis Research
Chartis is recognized internationally as the leading research and advisory firm focused exclusively on the risk technology market. For more information visit www.chartis-research.com. RiskTech Quadrant™ is a registered trademark of Chartis Research Limited. Chartis Research is authorized and regulated by the Financial Services Authority (FSA) for providing investment advice.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

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